Exhibit 99.1

Press Release	Source: China Cablecom Holdings, Ltd.

China Cablecom Provides Update on Notice of Default

On Monday May 11, 2009, 8:00 am EDT

Related: China Cablecom Holdings Ltd.

SHANGHAI, May 11 /PRNewswire-FirstCall/ -- China Cablecom Holdings, Ltd. ("China Cablecom" or the "Company") (Nasdaq: CABL - News; Nasdaq: CABLW - News; Nasdaq: CABLU - News), issued a status update regarding a previously announced notice of default received from one of the lenders to its subsidiary, China Cablecom Limited (the "Borrower"), relating to principle and interest obligations of approximately $2.2 million due on April 19, 2009.

Based on the fact upon the above due date, the Company sought tolling agreements from all of the holders of the promissory notes issued in connection with the $20.0 million bridge financing that preceded the Company's merger with Jaguar Acquisition Corporation that funds consisting of outstanding principal amount together with any unpaid and accrued interest (aggregating to approximately $11.0 million on the due date, including the approximate $2.2 million owed to the lender mentioned above), had been made available in a separate fund during the process of arranging for the conversion of Renminbi in China. While most lenders provided such tolling agreements, they were only effective until April 30, 2009 and as of today, the full amount of principal, interest and penalty provisions are now due and payable.

During the course of discussions with the holders of these promissory notes, on the other hand, such holders expressed to the Company a strong preference to have the Company restructure its debt obligations of its joint venture partners with the Hubei state-owned enterprise in order to better reflect the current economic environment and the anticipated cash flows of the Company's cable television business. Accordingly, as of the date hereof none of such lenders have commenced action against the Borrower, based in part on the expectation that a comprehensive debt restructuring package will be proposed for their approval in the coming weeks.

About China Cablecom

China Cablecom is a joint-venture provider of cable television services in the People's Republic of China, operating in partnership with a local state-owned enterprise ("SOE") authorized by the PRC government to control the distribution of cable TV services through the deployment of analog and digital cable services. In June 2008, China Cablecom consummated an agreement to acquire a 60 percent economic interest in a cable network in Hubei province with paying subscribers exceeding 800,000. The Company originally acquired operating rights of the Binzhou Broadcasting network in Binzhou, Shandong Province in September 2007 by entering into a series of asset purchase and services agreements with a company organized by SOEs, owned directly or indirectly by local branches of State Administration of Radio, Film and Television in five different municipalities to serve as a holding company of the relevant businesses. China Cablecom now operates 28 cable networks with over 1.4 million paying subscribers. China Cablecom's strategy is to replicate the acquisitions by operating partnership models in other municipalities and provinces in the PRC and then introducing operating efficiencies and increasing service offerings in the networks in which it operates.

Safe Harbor Statement

The matters discussed in this press release contain "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements contained in this presentation and in the Company's other written and oral reports are based on current Company expectations and are subject to numerous risks, uncertainties and assumptions, Any forward-looking statements are not guarantees of future performance and actual results of operations, financial condition and liquidity.. The forward-looking statements herein speak only as of the date stated herein and might not occur or the actual results may differ materially in light of these risks, uncertainties, and assumptions. The Company undertakes no obligation and disclaims any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. You should carefully consider these factors, as well as the additional risk factors outlined in the filings that the Company makes with the U.S. Securities and Exchange Commission, including the Registration Statement on Form S-1 filed on April 18, 2008.

    CONTACT:
    China Cablecom Holdings, Ltd.
    Debra Chen
    Phone: 917.499.8129
    Email: debra@chinacablecom.net